

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Ligang Zhang
Chief Executive Officer
iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

    Re: **iKang Healthcare Group, Inc.**
            Registration Statement on Form F-1
            Filed March 3, 2014
            File No. 333-194263

Dear Mr. Zhang:

We have reviewed your registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Index to Consolidated Financial Statements
Notes to unaudited condensed consolidated financial statements for the nine-month periods ended December 31, 2012 and 2013
23. Subsequent Events, page F-98

1. We note your disclosure that on March 1, 2014, you entered into a Share Swap agreement with iKang Healthcare Group, Inc. which becomes the ultimate holding company of the Company upon the completion of the 1 to 1 share exchange with your existing shareholders for all shares of equivalent classes. In that regard, please tell us and disclose, in more detail, the terms of the agreement including how the exchange worked with respect to your existing different classes of common and preferred shares at the iKang Guobin Healthcare Group, Inc. level on March 1, 2014. In addition, please also provide

similar disclosure in the Capitalization and MD&A sections, on pages 65 and 76, respectively.

Exhibit 99.2 – Form of PRC Legal Opinion

2. As we indicated in comment 27 from our letter dated January 2, 2014, this exhibit must specifically include King & Wood Mallesons Lawyers' consent to each use of its name in the registration statement. The consent should identify each instance of use of counsel's name to which it is consenting. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Li He, Esq.
        Davis Polk & Wardwell